SCHEDULE SC 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No.)


		        Newmarket Corporation
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                         (Name of Issuer)


                               Common
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                     (Title of Class of Securities)


			    651587107
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                           (CUSIP Number)


			    November 24, 2010
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         (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)

Item 1(a) 	NAME OF ISSUER	:
	Newmarket Corporation

Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	330 South Fourth Street
	Richmond, VA  23218-2189

Item 2(a)	NAME OF PERSON FILING
	The London Company

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	1801 Bayberry Court
	Suite 301
	Richmond, VIRGINA 23226

Item 2(c)	CITIZENSHIP
	Virginia Corporation

Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common

Item 2(e)	CUSIP NUMBER
	651587107

Item 3	FILED PURSUANT TO RULE 13d-1(b)
	SEC USE ONLY
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

Item 4 	OWNERSHIP
	(a) Amount beneficially owned: 716,650 shares

	(b) Percent of class:  5.01%
	(i)   sole power to vote or to direct the vote
		The London Company 709,962 shares
	(ii)  shared power to vote to direct the vote
			0 shares
	(iii) sole power to dispose or to direct the disposition of The London Company 709,962 shares
	(iv)  shared power to dispose or to direct the disposition of
			0 shares

Item 5	Ownership of Five Percent or Less of a Class:
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6	  716,650 of the shares  with  respect to which  this  report  is
	filed are owned by a variety of investment advisory clients of The London Company,which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.


Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Louise Bald

	PRINT		Louise Bald
			Chief Compliance Officer

	DATE		November 30, 2010